

Sun Life Financial Inc. (the "Corporation")
Annual Meeting of Common Shareholders
May 11, 2016

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	281,415,998	99.6%	1,100,069	0.4%
John H. Clappison	281,791,635	99.7%	724,432	0.3%
Dean A. Connor	282,005,930	99.8%	510,137	0.2%
Martin J. G. Glynn	281,893,270	99.8%	622,797	0.2%
M. Marianne Harris	282,012,851	99.8%	503,216	0.2%
Sara G. Lewis	280,098,629	99.1%	2,417,438	0.9%
Scott F. Powers	281,926,007	99.8%	590,060	0.2%
Réal Raymond	281,908,905	99.8%	607,162	0.2%
Hugh D. Segal, CM	281,838,635	99.8%	677,432	0.2%
Barbara G. Stymiest	281,970,417	99.8%	545,650	0.2%
James H. Sutcliffe	281,889,318	99.8%	626,749	0.2%

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
291,147,217	99.3	1,979,977	0.7

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation's approach to executive compensation disclosed in the Management Information Circular dated March 16, 2015 was held.

Votes For	%	Votes Against	%
273,159,983	96.68	9,384,244	3.32

/ s / "Brigitte K. Catellier"
Brigitte K. Catellier
Vice-President, Associate General Counsel & Corporate Secretary